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                                                             Exhibit (a)(1)(TTT)

                  [LETTERHEAD OF POTTER ANDERSON & CORROON LLP]

                                January 2, 2003

VIA HAND DELIVERY
-----------------

The Honorable Stephen P. Lamb
Vice Chancellor
Court of Chancery
New Castle County Courthouse
500 North King Street
Wilmington, DE 19801

         Re: Dolphin Limited Partnership L.L.P., et al v. NCS Acquisition Corp.
             and Omnicare Inc., Del. Ch., C.A. No. 20101-NC
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Dear Vice Chancellor Lamb:

         We represent defendants Omnicare Inc. ("Omnicare") and NCS Acquisition Corp. (collectively with Omnicare, "Defendants") in the above-captioned action. We write in response to: (a) plaintiffs' motion for a temporary restraining order directing Defendants to deposit into an interest bearing escrow account $13.5 million of the monies to be paid to the stockholders of NCS Healthcare, Inc. ("NCS") pursuant to Omnicare's tender offer; and (b) the motion to intervene and letter brief and submitted by NCS in opposition to plaintiffs' motion. We are advised that the Court will hear plaintiffs' application this afternoon at 2:00 p.m.

         Defendants take no position with respect to the relief requested by plaintiffs, although we note that there is no support in the papers submitted by plaintiffs for a fee award in the extraordinary amount of $13.5 million. In addition, if any temporary restraining order is issued, we ask that, as a technical matter, any such order provide that Defendants shall deposit the escrow fund into the escrow account within three (3) business days after the closing of the Omnicare tender offer.

         Defendants agree that NCS should be permitted to intervene. Defendants do, however, oppose NCS's unsupported suggestion that this Court should order Omnicare to pay plaintiffs' attorneys fees. As plaintiffs recognize, the common fund doctrine requires that NCS


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The Honorable Stephen P. Lamb
January 2, 2003
Page 2

stockholders compensate plaintiffs' attorneys out of the common fund created as a result of the litigation prosecuted by plaintiffs. See, e.g., Goodrich v. E.F. Hutton Group, Inc., 681 A.2d 1039, 1044 (Del. 1996) (citing Boeing Co. v. Van Gemert, Inc., 444 U.S. 472, 478 (1980)) ("common fund doctrine is founded on the equitable principle that those who have profited from litigation should share its costs"); United Vanguard Fund, Inc. v. Takecare, Inc., 727 A.2d 844, 850 (Del. Ch. 1998) ("where a litigant has conferred a common monetary benefit upon an identifiable class of stockholders, all of the stockholders should contribute to the costs of achieving that benefit") (citation omitted). Thus, for example, in United Vanguard Fund, this Court held that the stockholder plaintiffs' attorneys fees would properly be paid out of $4.8 million that had been withheld from the total consideration paid by the acquiror. Id. at 847.

         While it is true that on occasion successful acquirors have voluntarily paid plaintiffs' attorneys fees, the cases cited by NCS in support of this undisputed (and largely irrelevant) point make clear that the successful acquiror is in no way legally obligated to do so. See, e.g., Mentor Graphics Corp. v. Quickturn Design Sys., Inc., 789 A.2d 1216 (Del. Ch. 2001). In Mentor Graphics, for example, the losing bidder, Mentor, sought payment of its attorneys fees by Quickturn, the winning bidder. Although Quickturn had ultimately agreed to pay the stockholder plaintiffs' counsel fees and expenses up to $825,000, id. at 1221, the Court noted with approval that the stockholder plaintiffs had pursued attorneys fees from "the proper source; i.e., the fund itself," before it was distributed to the stockholders. Id. at 1233. The Court thus denied Mentor's application on the grounds that it sought "fees from the wrong party" and held that requiring the winning bidder to pay a losing bidder's attorneys fees -- like requiring a winning bidder to pay stockholder plaintiffs' attorneys fees -- would create a "totally unprincipled result which runs counter to the rationale that those who receive the benefit from a shareholder's litigative efforts should share the costs of creating that benefit." Id. Here, the claimed benefit was conferred on the NCS stockholders.

         NCS's reference to this Court's decision in In re First Interstate Bancorp Consol. S'holder Litig., 756 A.2d 353 (Del. Ch. 1999) is similarly misplaced. In First Interstate, the Court explicitly recognized the well-settled principle that "in cases where plaintiffs' litigation efforts result in or contribute to the creation of a fund distributed to a class, it is generally appropriate that any fee award should be paid out of that fund." Id. at 362. While the Court ultimately required, on the facts before it, that the requested attorneys fees be paid out of the acquiring corporation's treasury, it did so based on two factors not present here. Id. First, the merger in First Bancorp was a stock-for-stock transaction; thus, the stockholders of the target corporation (who received the benefit of the litigation) had become stockholders of the acquiring corporation. Second, the merger had already been completed -- and the consideration had already been distributed; thus there was no longer any "common fund" from which the attorneys could be paid. Accordingly, under those facts -- which are in many ways the exact opposite of the facts in this case -- this Court "regard[ed] the assets of [the acquiror] as `being a fund belonging to the stockholders in common'" and ordered that the acquiror pay the attorneys fees. Id.


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The Honorable Stephen P. Lamb
January 2, 2003
Page 3

         Here, by contrast, Omnicare is purchasing all NCS common stock for $5.50 per share in cash, which consideration has not yet been distributed to NCS stockholders. Pursuant to the order requested by plaintiffs, a portion of that consideration would be held in escrow and plaintiffs' attorneys fees eventually paid out of the escrowed amount. NCS's repeated assertion that, under plaintiffs' proposal, Omnicare would somehow be "reducing the merger consideration" or violating the terms of the merger agreement is nonsense. Regardless of whether or not this Court issues the order requested by plaintiffs, Omnicare will be paying out $5.50 per share -- the full consideration contemplated by the merger agreement. In the event this Court grants the relief requested by plaintiffs and requires Omnicare to place some portion of that $5.50 per share in escrow, this means only that some portion of the consideration being paid out to NCS stockholders will be available to pay whatever fee the Court eventually determines NCS stockholders owe plaintiffs' counsel for helping to bring that fund into existence in the first place.

         Finally, NCS's assertion that the use of the phrase "$5.50 per share net to the seller in cash" to describe the consideration to be paid to NCS stockholders in the Offer to Purchase somehow prohibits this Court from determining that NCS stockholders should be required to pay their lawyers out of that consideration fails for similar reasons. As the Offer to Purchase makes clear, "net to the seller in cash" means net of customary expenses, such as brokerage fees or commissions. See Supplement to the Offer to Purchase, Summary Term Sheet, Question 3 (explaining that the stockholder "will not have to pay brokerage fees, commissions or similar expenses") (enclosed herewith). It most decidedly does not guarantee NCS stockholders $5.50 per share net of any conceivable liabilities, such as legal expenses, that NCS stockholders might have. For example, the Offer to Purchase specifically refers to certain amounts to be deducted from the $5.50 per share purchase price. See, e.g., id. (noting that offer is $5.50 per share "less required withholding taxes"). Nor does it
(a) preclude the Court from ordering that the stockholders set aside (and eventually use) some portion of the consideration to pay their lawyers, or (b) shift the obligation to pay plaintiffs' counsel to Omnicare, over and above the $5.50 per share it has agreed to pay, which would effectively increase the consideration to NCS stockholders beyond that which Omnicare has agreed to pay.

                                 Respectfully,

                             /s/ Donald J. Wolfe, Jr.
                                 Donald J. Wolfe, Jr.

DJW/slh/564579
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